CONSENT OF INDEPENDENT AUDITORS

We consent to the use in MDS Inc.'s Annual Report on Form 40-F of our report dated December 18, 2002 with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2002, 2001 and 2000. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-12056, 333-12058, 333-12548, and 333-13538) pertaining to the Stock Option Plan of MDS Inc. of our report dated December 18, 2002 with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2002, 2001 and 2000 included in the Annual Report on Form 40-F for the year ended October 31, 2002.

Toronto, Canada, February 7, 2003	/s/ Ernst & Young LLP Chartered Accountants